Exhibit 99.3

SIGMA LITHIUM CORPORATION

CONSOLIDATED FINANCIAL

STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2024 AND 2023

(EXPRESSED IN THOUSANDS OF

CANADIAN DOLLARS)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Sigma Lithium Corporation (the "Company") are the management’s responsibility and have been approved by the Company's Board of Directors (the "Board").

The consolidated financial statements have been prepared by management on a going concern basis in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact, as they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the financial statements are presented fairly in all material respects.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility mainly through its Audit, Finance and Risk Committee.

The Audit, Finance and Risk Committee is appointed by the Board, and all of its members are independent directors. The Audit, Finance and Risk Committee meets at least four times a year with management and external auditors to discuss internal controls over the financial reporting process, auditing matters, and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. It also reviews the quarterly and annual reports, the consolidated financial statements, and the external auditor’s reports. The Audit, Finance and Risk Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit, Finance and Risk Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

"Ana Cristina Cabral"

Chief Executive Officer and Co-Chairperson

"Rogério Marchini Santos"

Chief Financial Officer

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Sigma Lithium Corporation

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statement of financial position of Sigma Lithium Corporation and its subsidiaries (the “Company”) as of December 31, 2024, the related consolidated statements of loss, comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended and the related notes (collectively referred to the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operation and its cash flows for the year then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO"), and our report dated March 31, 2025 expressed an adverse opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability of deferred tax assets

The Company has deferred tax assets on income tax and social contribution of $27.7 million as of December 31, 2024, relating to accumulated tax losses, negative basis of social contribution and temporary differences arising from temporary provisions recognized. These deferred taxes balances are recognized based on the probability of future taxable income.

The annual evaluation of the deferred tax assets recoverability involves a high degree of judgment to assess the significant assumptions that are reflected in the forecast of future taxable income. In addition, there is a level of uncertainty inherent to the significant assumptions, used in determining estimates of future taxable income, which, if changed, could have a significant impact on the Company’s evaluation of the recoverability of the deferred tax assets. Based on these aspects, we identified the evaluation of recoverability of deferred tax assets as a critical audit matter.

The primary procedures we performed to address this critical audit matter are the following:

●	We evaluated the reasonableness of the inputs and historical data used in the estimation.

●	We involved our internal valuation professionals with specialized skills and knowledge, who assisted in:

(i)	evaluating significant assumptions used in estimation of future taxable income, comparing them with public available market data; and

(ii)	performing sensitivity analysis over the significant assumptions used to assess the impact on the Company’s forecast of the future taxable income.

/s/ Grant Thornton Auditores Independentes Ltda.

We have served as the Company’s auditor since 2024.

Campinas, Brazil

March 31, 2025.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Sigma Lithium Corporation

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Sigma Lithium Corporation and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2024, The material weakness identified above was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated March 31, 2025 which expressed an unqualified opinion on those financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment.

●

An ineffective control environment resulting from an insufficient number of trained personnel with the appropriate skills and knowledge, including an appropriate assigned level of authority, responsibility and accountability related to the design, implementation and operating effectiveness of financial reporting, as well as insufficient board oversight over the development and performance of internal controls;

●

An ineffective risk assessment process necessary to identify all relevant risks of material misstatement, including fraud risks, and to evaluate changes that could impact internal control over financial reporting, as well as the implications of relevant risks on the achievement of objectives, including financial reporting objectives;

●	An ineffective internal and external information and communication process to ensure the relevance, timeliness and quality of information used in control activities, including the communication of the Company’s whistleblower policy and the preparation and selection of appropriate methods for communicating external information;

●

An ineffective monitoring process to ensure controls are periodically evaluated, results of testing are communicated to senior management and the board of directors and the control deficiencies are tracked for remediation on a timely basis; and

●

Ineffective control activities due to the (i) failure to deploy general control activities over information technology (ii) failure to document policies and procedures and (iii) failure to document control activities to mitigate risks.

Basis for opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Internal Control over Financial Reporting” in Management`s Discussion and Analysis”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Grant Thornton Auditores Independentes Ltda.

Campinas, Brazil

March 31, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board

of Directors Sigma Lithium

Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Sigma Lithium Corporation and subsidiaries (the “Company”) as of December 31, 2023, the related consolidated statements of loss, other comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended and the related notes (collectively the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”)

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) – (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

KPMG Auditores Independentes Ltda.

We served as the Company’s auditor in 2023.

São Paulo, Brazil

April 30, 2024

Sigma Lithium Corporation

Consolidated Statements of Financial Position

As of December 31 2024 and 2023

(Expressed in thousands of Canadian)

	Notes	2024	2023
ASSETS
Current assets
Cash and cash equivalents	5	66,053	64,403
Trade accounts receivable	6	16,663	29,693
Inventories	7	23,217	19,442
Advance to suppliers	8	13,992	7,062
Accounts receivable from related parties	13	-	14
Prepaid expenses and other assets		4,365	4,380
Recoverable VAT and other taxes	9	9,160	17,682
Total current assets		133,450	142,676

Non-current assets
Loan and accounts receivable from related parties	13	18,632	13,160
Prepaid expenses and other assets		-	66
Recoverable VAT and other taxes	9	1,888	-
Deferred income tax and social contribution	19	27,663	2,070
Cash held as collateral	10	18,249	15,269
Property, plant and equipment	11	202,864	239,742
Deferred exploration and evaluation expenditure	12	67,813	74,255
Total non-current assets		337,109	344,562

Total assets		470,559	487,238

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Suppliers	14	33,885	59,826
Accounts payable		13,048	11,326
Loans and export prepayment	15	88,606	28,907
Lease liability	16	2,522	2,132
Prepayment from customer	17	2,178	2,154
Taxes payable	18	5,645	13,566
Payroll and related charges		2,818	2,528
Legal contingencies	30	222	-
Other liabilities		7,544	1,934
Total current liabilities		156,468	122,373

Non-current liabilities
Loans and export prepayment	15	161,117	141,999
Lease liability	16	2,064	3,595
Taxes payable	18	4,566	138
Legal contingencies	30	4,705	-
Labor provision		4,634	1,013
Asset retirement obligations	20	4,175	3,836
Total non-current liabilities		181,261	150,581

Shareholders' equity
Share capital	22.c	434,654	386,035
Stock-based compensation reserve		23,509	58,974
Tax incentive reserve	22.d	3,440	-
Accumulated other comprehensive income (loss)		(26,035)	2,032
Accumulated losses		(302,738)	(232,757)
Total shareholders' equity		132,830	214,284

Total liabilities and shareholders' equity		470,559	487,238

The accompanying notes are an integral part of the consolidated financial statements

Sigma Lithium Corporation

Consolidated Statements of Loss

For the Year Ended December 31 2024 and 2023

(Expressed in thousands of Canadian dollars, except for number of shares and per share amounts)

	Note	2024	2023
Sales revenue	24	208,747	181,231
Cost of goods sold	25a	(164,473)	(92,335)
Gross profit		44,274	88,896

Operating expenses
Sales expenses and commissions		(3,871)	(2,485)
General and administrative expenses	25b	(25,215)	(54,398)
Other operating expenses	26	(10,203)	(6,657)
Stock-based compensation	28c	(11,172)	(46,990)
Operating loss before financial results and income taxes		(6,187)	(21,634)

Financial expenses	27	(84,176)	(9,893)
Loss before income tax and social contribution		(90,363)	(31,527)

Income tax and social contribution – current	19a	(7,528)	(8,979)
Income tax and social contribution – deferred	19b	27,910	2,260

Net loss for the year		(69,981)	(38,246)

Basic and diluted net loss per common share	23	(0.63)	(0.35)
Weighted average number of common shares outstanding - basic and diluted		110,751,538	107,985,916

The accompanying notes are an integral part of the consolidated financial statements

Sigma Lithium Corporation

Consolidated Statements of Comprehensive Loss

For the Year Ended December 31 2024 and 2023

(Expressed in thousands of Canadian dollars, except for number of shares and per share amounts)

	2024	2023
Net loss for the year	(69,981)	(38,246)

Items that may be subsequently reclassified to net income (loss):
Foreign currency translation adjustment of subsidiary	(28,067)	5,062

Other comprehensive loss for the year	(98,048)	(33,184)

The accompanying notes are an integral part of the consolidated financial statements

Sigma Lithium Corporation

Consolidated Statements of Cash Flows

For the Year ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars)

	Note	2024	2023
Operating activities
Net loss for the year		(69,981)	(38,246)
Adjustments for:
Stock-based compensation		11,172	46,990
Interest on loans and leases		29,235	17,728
Depreciation and depletion		18,970	7,547
Accretion of asset retirement obligation	20	213	414
Provision for labor and legal contingencies		6,501	-
Amortization of transaction costs	15	1,020	1,059
Foreign exchange gain (loss), net		55,681	(12,325)
Income tax and social contribution - current and deferred	19	(20,382)	6,719
Interest on loans with related parties		(2,913)	(555)
Social programs provision		329	1,308
Other		1,558	368
		31,403	31,007
(Increase) decrease in operating assets
Trade accounts receivable	6	5,690	(30,436)
Prepaid expenses and other assets		(399)	(10,784)
Inventories	7	(8,487)	(18,567)
Advance to suppliers	8	(8,819)	(5,141)
Accounts receivable from related parties		-	5,902
Recoverable VAT and other taxes, net	9	(13,749)	(17,271)
Cash held as collateral	10	(310)	-
Other assets		64	-

Increase (decrease) in operating liabilities
Suppliers	14	(7,599)	14,851
Prepayment from customer	17	64	1,757
Taxes payable		12,544	3,966
Payroll and related charges		1,301	1,960
Accounts payable		2,871	-
Founder's royalty option	11.d	-	(5,372)
Other liabilities		4,722	121

Income tax paid		-	(2,310)
Interest payment on loans	15	(43,643)	(475)
Net cash used in operating activities		(24,347)	(30,792)

Investing activities
Purchase of property, plant and equipment	11	(23,078)	(45,782)
Addition to deferred exploration and evaluation expenditure	12	(4,238)	(23,478)
Loans to related parties for land acquisition and geology expenditures	13	(5,244)	(12,957)
Net cash used in investing activities		(32,560)	(82,217)

Financing activities
Proceeds from loans	15	242,644	92,562
Proceeds from stock options exercised		-	22
Repayment of loans	15	(166,960)	(13,336)
Transaction costs	15	(237)	-
Payment of lease liabilities	16	(3,331)	(1,423)
Net cash provided by financing activities		72,116	77,825

Effect of exchange rate changes on cash held in foreign currency		(13,559)	3,233

Increase (decrease) in cash and cash equivalents in the year		1,650	(31,951)

Cash and cash equivalents, beginning of year		64,403	96,354
Cash and cash equivalents, end of year		66,053	64,403

Increase (decrease) in cash and cash equivalents in the year		1,650	(31,951)

The accompanying notes are an integral part of the consolidated financial statements

Sigma Lithium Corporation

Consolidated Statements of Changes in Shareholders' Equity

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, except the number of shares)

	Note	Number of common shares	Share capital	Stock-based reserve	Earnings Reserve	Accumulated comprehensive income (loss)	Accumulated losses	Total
Balance at December 31, 2022		104,710,042	276,711	103,936	-	(3,030)	(194,511)	183,106

Exercise of RSUs		5,339,429	109,282	(109,282)	-	-	-	-
Exercise of stock options		10,000	42	(20)				22
Stock-based compensation		-	-	64,340	-	-	-	64,340
Net loss for the year		-	-	-	-	-	(38,246)	(38,246)
Other comprehensive income for the year		-	-	-	-	5,062	-	5,062
Balance at December 31, 2023		110,059,471	386,035	58,974	-	2,032	(232,757)	214,284

Exercise of RSUs	22.c & 28a	1,207,808	48,619	(48,619)	-	-	-	-
Stock-based compensation	28.b	-	-	13,154	-	-	-	13,154
a) Tax incentive reserve	22.d	-	-	-	3,440	-	-	3,440
Net loss for the year		-	-	-	-	-	(69,981)	(69,981)
Other comprehensive loss for the year		-	-	-	-	(28,067)	-	(28,067)
Balance at December 31, 2024		111,267,279	434,654	23,509	3,440	(26,035)	(302,738)	132,830

The accompanying notes are an integral part of the consolidated financial statements

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

1.    Corporate information

Sigma Lithium Corporation (the “Company” or “Sigma Lithium” or “Sigma”), together with its direct and indirect subsidiaries, is a commercial producer of lithium concentrate.

These consolidated financial statements include the Company’s wholly owned subsidiary Sigma Lithium Holdings Inc. (“Sigma Holdings”), which is domiciled in Canada and incorporated under the Business Corporations Act (British Columbia), and its indirect wholly-owned subsidiaries incorporated in Brazil, Sigma Mineração S.A. (“Sigma Brazil”) and Sigma Industrial de Lítio S.A (“Sigma Industrial”).

Sigma Brazil holds a 100% interest in four mineral properties: Grota do Cirilo, São José, Santa Clara, and Genipapo, located in the municipalities of Araçuaí and Itinga, in the Vale do Jequitinhonha region (referred as thereafter as “Jequitinhonha Valley”) in the State of Minas Gerais, Brazil (together, the “Lithium Properties”), where our operating assets are located.

The Company’s common shares commenced trading on the TSX Venture Exchange (the “TSXV”) on May 9, 2018, under the symbol “SGML” (formerly “SGMA”) and on September 13, 2021 on Nasdaq Capital Market (“Nasdaq”), the symbol was unified to “SGML”. On July 24, 2023, Sigma Lithium began trading its unsponsored Brazilian Depositary Receipts (“BDR’s”) on B3, the Brazilian Stock Exchange. Unsponsored BDRs are issued by depository institutions without the participation of the foreign companies that issued the backing securities, being classified only as Level I Unsponsored BDRs.

2.    Basis of preparation

The Company prepares its consolidated financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared under the historical cost method, except for certain financial instruments measured at fair value.

Significant accounting judgments and estimates used by management in the preparation of consolidated financial statements are presented in Note 3.

All amounts presented in CAD$ have been translated from the Company's functional currency and may contain immaterial rounding.

The consolidated financial statements were approved by the Board of Directors on March 31, 2025.

2.1.    Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The consolidated financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

2.2.    Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

2.3.    Functional currency

The Company's functional currency is the currency of the primary economic environment in which it operates and that best reflects its business and operations. The Company’s operations are held by the Brazilian subsidiary, Sigma Mineração S.A., which provides the entirety of the inflows and outflows of the Company, including any dividends to be remitted. The Parent Company in Canada is a pure holding company with no operations and depends on the Brazilian subsidiary to provide its cash flow. The prices of the lithium commodity are globally referenced in U.S. dollars to provide reference for market players located in different countries and different currencies. Consequently, the Company’s revenues are translated into the Brazilian Real, which is the currency that most of the costs for supplying products or services are incurred and which the costs are normally expressed and settled. Accordingly, the Company’s functional currency is the Brazilian Real ("R$").

As of December 31, 2024 the main exchange rates used by the Company to convert the financial information with a currency different from functional currency were US$1.00 was equivalent to R$6.1923 (R$4.8413 on December 31, 2023) and CAD$1.00 was equivalent to R$4.3047 (R$3.6522 on December 31, 2023), according to the rates obtained from Central Bank of Brazil website

2.4.    Presentation currency of the financial statements

The presentation currency is the currency in which the consolidated financial statements are presented and is usually defined according to the Company's legal obligations and the currency in which the reporting entity is located. These consolidated financial statements are presented in Canadian Dollars (“$” or “CAD$”), translating the statements prepared in the functional currency of the Brazilian subsidiaries into Canadian Dollars, using the following criteria:

●	Assets and liabilities for each statement of financial position date presented are translated at the closing rate at the date of that statement of financial position;

●	Income and expenses for each statement of profit or loss are translated at the average monthly exchange rates for each year;

●	Shareholders' equity is translated at historical cost; and

●	All resulting exchange differences are recognized in other comprehensive income (loss).

2.5.    Material accounting policies

As for recognition and measurement basis applied in the preparation of the financial statements, the material accounting practices are presented in each of the notes to which they relate.

2.6.    Going concern

The Company’s management believes that it has adequate resources to continue its operations. Therefore, these financial statements for the year ended December 31, 2024, have been prepared on a going concerning basis.

3.    Use of judgments and estimates

In preparing these consolidated financial statements, management has made judgments and estimates about the future that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Judgments

Judgments have been made in applying accounting policies that have significant effects on the amounts recognized in the financial statements when preparing these financial statements. The judgment considered in these financial statements is the classification as a non-current liability of the long-term export prepayment agreement repayable by December 2026 since the amortization of principal is dependent upon the sum of net cash from operating and investing activities.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Estimates

Estimates and underlying assumptions are reviewed on an ongoing basis and are consistent with the Company’s risk management and commitments where appropriate. Revisions to estimates are recognized prospectively.

The areas that require management to make significant judgments, estimates and assumptions in determining carrying amounts are as follows:

Note 6 and 24 – Provisional pricing adjustments: The Company’s products may be provisionally priced at the date revenue is recognized and a provisional invoice issued. Provisionally priced receivables are subsequently measured at fair value through profit and loss under IFRS 9 “Financial Instruments”. The final selling price for all provisionally priced products is based on the estimated price for the quotational period stipulated in the contracts. The change in value of the provisionally priced receivable is based on relevant forward market prices and is included in sales revenue. For contracts with variable pricing dependent on the mineral in the product delivered, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the products.

Note 11 - Mineral reserves and mineral resources: Proven and probable mineral reserves of the Company are those measured and indicated mineral resources demonstrated by at least a preliminary feasibility study and commercial viability. The Company estimates its proven and probable mineral reserves and measured, indicated, and inferred mineral resources based on the work done and compiled by qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the mineral ore body. Changes in the proven and probable mineral reserves or measured, indicated and inferred mineral resources estimates may impact the carrying amount of the property, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and depreciation and depletion.

Note 11 – Impairment of non-financial assets: Significant judgments, estimates and assumptions are required to determine whether an impairment trigger event has occurred and to prepare the Company’s cash flows. Management uses the budgets approved as a starting point, and key assumptions are included, but not limited to: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects; (iii) sale prices consistent with projections available in reports published by industry, considering the market price when appropriate; (iv) the useful life of the Company’s cash-generating unit; and (v) discount rates that reflect specific risks relating to the relevant assets in the cash-generating unit. These assumptions are susceptible to risks and uncertainties and may change the Company’s projection and, therefore, may affect the recoverable value of assets.

Note 19 – Recoverability of deferred tax assets: Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company’s current tax exposure and an assessment of temporary differences. These differences result in deferred tax assets that are included in the Company’s consolidated statements of financial position. An assessment is also made to determine the likelihood that the Company’s future tax assets will be recovered from future taxable income. Judgement is required to continually assess changes in tax interpretations, regulations and legislation, and make estimates about future taxable profits, to ensure deferred tax assets are recoverable.

Note 20 - Asset retirement obligations: The Company assesses its provision for asset retirement obligations on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for restoration, rehabilitation, and environmental remediation obligations requires management to make estimates of the future costs the Company will incur to complete the restoration, rehabilitation, and environmental remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of restoration, rehabilitation, and environmental remediation work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for restoration, rehabilitation, and environmental remediation. The provision represents management’s best estimate of the present value of the future restoration, rehabilitation, and environmental remediation obligation. The actual future expenditures may differ from the amounts currently provided.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Note 28 - Measurement of share-based payment transactions: The valuation of the Company’s share-based payment transactions requires the use of estimates and valuation techniques. Measurement of the Company’s restricted share units (“RSU’s”) that contain market-based conditions is based on a Monte Carlo pricing model, which uses various inputs and assumptions. Changes in these assumptions result in changes in the fair value of these instruments and a corresponding change in the amount recognized in profit or loss. Judgment is also required in determining grant date and in estimating when non-market performance conditions are expected to be met.

4.    New accounting standards and interpretations

4.1  Effective as from January 1, 2024

●	Classification of Liabilities as Current or Non-current – Amendments to IAS 1 Non-current Liabilities with Covenants – Amendments to IAS 1

Amendments made to IAS 1 Presentation of Financial Statements in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting year. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant).

Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

●	the carrying amount of the liability,

●	information about the covenants, and

●	facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

●

The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note. The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Special transitional rules apply if an entity had early adopted the 2020 amendments regarding the classification of liabilities as current or non-current.

There were no financial effects from the adoption of this Standard.

●	Lease Liability in a Sale and Leaseback – Amendments to IFRS 16

In September 2022, the IASB finalized narrow-scope amendments to the requirements for sale and leaseback transactions in IFRS 16 Leases which explain how an entity accounts for a sale and leaseback after the transaction date.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

The amendments specify that, in measuring the lease liability subsequent to the sale and leaseback, the seller-lessee determines ‘lease payments’ and ‘revised lease payments’ in a way that does not result in the seller-lessee recognizing any amount of the gain or loss that relates to the right-of-use that it retains. This could particularly impact sale and leaseback transactions where the lease payments include variable payments that do not depend on an index or a rate. There were no financial effects from the adoption of this Standard.

●	Supplier finance arrangements – Amendments to IAS 7 and IFRS 7

The IASB has issued new disclosure requirements about supplier financing arrangements (‘SFAs’), after feedback to an IFRS Interpretations Committee agenda decision highlighted that the information required by IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures falls short of meeting user information needs.

The objective of the new disclosures is to provide information about SFAs that enable investors to assess the effects on an entity’s liabilities, cash flows and the exposure to liquidity risk. The new disclosures include information about the following:

The terms and conditions of SFAs.

a)	The carrying amounts of financial liabilities that are part of SFAs and the line items in which those liabilities are presented.

b)	The carrying amount of the financial liabilities in (b) for which suppliers have already received payment from the finance providers.

c)	The range of payment due dates for both the financial liabilities that are part of SFAs, and comparable trade payables that are not part of such arrangements.

d)	Non-cash changes in the carrying amounts of financial liabilities in(b).

e)	Access to SFA facilities and concentration of liquidity risk with finance providers.

The IASB has provided transitional relief by not requiring comparative information in the first year, and also not requiring disclosure of specified opening balances. Further, the required disclosures are only applicable for annual periods during the first year of application. Therefore, the earliest that the new disclosures will have to be provided is in annual financial reports for December 2024 year-ends, unless an entity has a financial year of less than 12 months.

There were no financial effects from the adoption of this Standard.

4.2  Standards issued but not yet effective in 2024

●	Presentation and Disclosure in Financial Statements – IFRS 18

The International Accounting Standards Board (IASB) has issued new requirements for the presentation and disclosure of information in general purpose financial statements to ensure they provide relevant and faithful representations of an entity's assets, liabilities, equity, income, and expenses. The objective is to offer financial information that helps users assess the prospects for future net cash inflows and evaluate management’s stewardship of the entity’s economic resources.

These financial statements comply with IFRS Accounting Standards, adhering to both general and specific requirements for presenting information in the statement of financial performance, the statement of financial position, and the statement of changes in equity. The requirements include aggregation and disaggregation of information to ensure clarity, a comprehensive statement of profit or loss, and the presentation of totals and subtotals for key financial metrics. This standard, issued in April 2024, is effective for annual periods beginning on or after January 1, 2027 and the Company is assessing the impacts arising from this standard on the presentation and disclosures in the financial statements.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

●	Lack of Exchangeability Amendments to IAS 21

The amendments establish that when one currency is not exchangeable for another on the measurement date, the spot exchange rate must be estimated. In addition, they provide guidance on how to assess interchangeability between currencies and how to determine the spot exchange rate when interchangeability is absent. When the spot exchange rate is estimated because a currency is not exchangeable for another currency, information must be disclosed to allow the understanding of how the currency not exchangeable for another currency affects, or is expected to affect, the statements of income, the statement of financial position and the statements of cash flows. The amendments are effective January 1, 2025, with specific transition rules and the Company is assessing the impacts arising from this standard on the presentation and disclosures in the financial statements.

●	IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures

The amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures aim to enhance the clarity of classification, measurement, and disclosure of financial instruments. The updates consist of:

✔

Classification of Financial Instruments: The new guidelines focus on the contractual characteristics of financial instruments, particularly those related to Environmental, Social, and Governance (ESG) factors, which influence their measurement, either at amortized cost or fair value.

✔

Provision for Expected Losses: IFRS 9 now adopts a model based on expected losses, replacing the previous model that depended on losses incurred. This shift reflects a more proactive approach to risk management.

✔

Electronic Settlement of Liabilities: The amendments clarify the recognition of financial assets and liabilities when settled through electronic payment systems. A new accounting policy will also allow for early recognition of financial liabilities under specific conditions.

✔

Disclosure Transparency: More detailed disclosures will be required, particularly for financial instruments with contingent features related to sustainability goals. This aims to increase transparency and allow investors to better understand company investments.

These amendments will be effective from January 1, 2026, and the Company is assessing the impacts arising from this standard on the presentation and disclosures in the financial statements

5.    Cash and cash equivalents

Cash and cash equivalents include the following:

	12/31/2024	12/31/2023
Cash	35,761	52,888
Short-term investments	30,292	11,515
	66,053	64,403

In 2024 short-term investments refer to fixed income investments indexed to 98.2% p.a. of the Brazilian interbank deposit certificate (CDI) with immediate liquidity (94.78% p.a. on December 31,2023). Additionally, the Company holds short-term investments abroad (denominated in United States Dollars) with an approximate yield of 3.76% p.a. on December 31, 2024 (5.5% p.a. December 31, 2023).

Accounting policy

Cash and cash equivalents in the consolidated statement of financial position comprise cash in banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash. Transactions in currencies other than the functional currency are translated at the dates prevailing on each date the transactions occur, and the cash balances are translated at the exchange rates prevailing at the end of the reporting period.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

6.    Trade accounts receivable

	12/31/2024	12/31/2023
Accounts receivable from customers	25,912	95,922
Provisional price adjustment	(9,249)	(66,229)
	16,663	29,693

The Company's operations include accounts receivable where the final selling price is established days after initial revenue recognition and product delivery.

The trade accounts receivable is subject to significant market price fluctuations until the final selling price is settled. The Company monitors the futures market for lithium to estimate the final prices when the quotational periods of the contracts close. As a result, accounts receivable on December 31, 2024, have been estimated and adjusted based on relevant forward market prices (see Note 24). Any fluctuations in the value of these receivables are reflected in the Company's sales revenue.

Accounting policy

Trade receivables are amounts due from customers for goods sold in the ordinary course of business. Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, when they are recognized at fair value.

Trade receivables include provisionally priced invoices. The related revenue is initially based on forward market selling prices for the quotational periods stipulated in the contracts with changes between the provisional and final prices recorded in revenues. For contracts with variable pricing dependent on the content of mineral in the product delivered, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the products.

Final invoices are typically issued after the commodities have been received and analyzed (with customer approval of quantities, moisture, and mineral content). Accounts receivable are then remeasured in accordance with each contract.

The fair value of the sale price adjustment is reassessed at each reporting date, based on all variable pricing elements.

The Company periodically measures expected credit losses. The Company considers the history and financial conditions of its customers. The Company did not recognize any credit losses in these consolidated financial statements.

7.    Inventories

	12/31/2024	12/31/2023
High grade lithium concentrate	3,817	1,366
Green By-Products	9,348	9,132
Total finished goods	13,165	10,498
Work in progress	-	925
Consumable	562	882
	13,727	12,305

Spare parts	9,490	7,137
Total	23,217	19,442

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Spare parts refer to components and equipment used in the short-term maintenance of machinery and equipment. As of December 31, 2024, the Company has not identified any need to recognize losses on slow-moving inventory.

Accounting policy

Inventory is recorded at the lower cost or net realizable value. The cost is determined using the weighted average cost method for the purchase of materials. The cost of finished goods and work in progress comprises consumable materials, labor and other direct costs (based on normal production capacity). The net realizable value is the estimated selling price in the ordinary course of business, minus the estimated costs of completion and the estimated costs necessary to realize the sales.

8.    Advance to suppliers

On December 31, 2024, the Company had outstanding balances for advances with domestic and foreign suppliers in the amount of $13,992 ($7,062 on December 31, 2023), for the acquisition of operating consumables.

9.    Recoverable VAT and other taxes

	12/31/2024	12/31/2023
ICMS (State VAT)	1,888	1,870
Federal tax credits (PIS / COFINS)	7,514	14,814
Other recoverable taxes (1)	1,646	998
	11,048	17,682

Current	9,160	17,682
Non-Current	1,888	-

  (1) Income tax withheld on financial investments

 Accounting policy

The outstanding balance of recoverable federal taxes is expected to be recovered within the next 12 months, based on analysis and budget projections approved by management. Regarding the recoverable ICMS (state VAT), the Company expects to recover them in about two years.

10.    Cash held as collateral

On December 31, 2024, the Company had advanced $18,249 ($15,269 on December 31, 2023) as collateral related to the obligation to pay interest on export prepayment contract loans for the development of an industrial plant (Note 15). The amounts are determined based on the interest paid on the loan over the last twelve months established in the loan agreement. The settlement of the collateral will occur at the maturity of the agreement together with its final settlement.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

11.    Property, plant and equipment

	Assets Under Construction	Buildings	Machinery and equipment	Right-of-use assets	Mining rights	Other assets	Total
Cost	154,768	-	-	4,188	-	538	159,494
Accumulated depreciation and depletion	-	-	-	(722)	-	(198)	(920)
Balance at December 31, 2022	154,768	-	-	3,466	-	340	158,574

Additions	-	79	77,313	4,823	644	717	83,576
Disposal	-	-	-	(1,780)	(1,425)	(32)	(3,237)
Transfers	(154,768)	75,572	39,553	-	39,779	(136)	-
Depreciation and depletion	-	(2,227)	(3,795)	(1,536)	(3,090)	(84)	(10,732)
Foreign currency translation adjustment of subsidiaries	-	598	9,819	601	522	21	11,561

Balance at December 31, 2023	-	74,022	122,890	5,574	36,430	826	239,742

Cost	-	76,249	126,685	7,799	39,520	1,161	251,414
Accumulated depreciation and depletion	-	(2,227)	(3,795)	(2,225)	(3,090)	(335)	(11,672)
Balance at December 31, 2023	-	74,022	122,890	5,574	36,430	826	239,742

Additions	5,255	89	2,612	3,181	8,980	75	20,192
Disposal	-	-	(955)	(830)	-	(4)	(1,789)
Transfers	(1,535)	-	1,150	-	385	-	-
Depreciation and depletion	-	(3,182)	(6,840)	(2,837)	(5,449)	(142)	(18,450)
Foreign currency translation adjustment of subsidiaries	(445)	(10,913)	(18,849)	(691)	(5,813)	(120)	(36,831)

Balance at December 31, 2024	3,275	60,016	100,008	4,397	34,533	635	202,864

Cost	3,275	64,789	109,736	8,750	42,156	871	229,577
Accumulated depreciation and depletion	-	(4,773)	(9,728)	(4,353)	(7,623)	(236)	(26,713)
Balance at December 31, 2024	3,275	60,016	100,008	4,397	34,533	635	202,864

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

a)	The average estimated useful lives are as follows (in years):

Description	12/31/2024	12/31/2023
Buildings	26	26
Machinery and equipment	20	18
Right-of-use assets	3	3
Mining rights	8	8
Other assets	5	5

b)	Assets under construction

In the second quarter of 2023, the Company concluded the construction phase of the plant and mine development and transferred the assets classified as “assets under construction” to “Buildings”, Machinery and equipment” and “Mining rights”. In 2024 the Company continued investing in the Phase 1 infrastructure classifying the accumulated expenditures as assets under construction and transferring to the final nature of the assets upon the conclusion of each infrastructure initiative. Additionally, during 2024 the Company began investments in Phase 2 in the amount of $3,317.

c)	Capitalized stock-based compensation

In 2023, assets under construction included the capitalization of RSUs in the amount of $919. In the period ended December 31, 2024, the Company has no capitalized RSU’s costs.

d)	Founder’s royalty option

The Amilcar Royalty Agreement is a royalty of the gross revenues from sales of minerals extracted from the Lithium Properties. Sigma Brazil had the option to repurchase the Amilcar Royalty Agreement (currently Amilcar de Melo Afgouni – former shareholder), exercisable at any time.

In 2022 the royalty agreement option was recorded as current liability in the consolidated statement of financial position and as expense in the consolidated statement of loss. Considering that the instrument contains such contingent settlement provisions the issuer does not have the unconditional right to avoid making payments. Therefore, the instrument is a financial liability. Additionally, as the call and put features can significantly modify the cash flow, the royalty was measured at fair value through profit and loss. As of December 31, 2022, this option amounted to $5,081 (equivalent to US$ 3,800). Further in 2023, due to the advancement of the Company’s wholly owned Grota do Cirilo lithium project, the Company exercised the option on April 13, 2023 at its fair value of $5,372.

e)	Right-of-use assets

Right-of-use assets include land, machinery, and equipment provided exclusively for the Company’s use on-site. The Company considers as right-of-use those contracts longer than 12 months in which assets have individual amounts greater than $7.19.

f)	Depreciation and depletion

The allocation of depreciation costs incurred as of December 31, 2024 and 2023, is shown below:

Reconciliation of depreciation and depletion for the year	12/31/2024	12/31/2023

Operating expenses	18,387	7,547
Inventories	-	2,657
Deferred exploration and evaluation expenditure	63	528
Depreciation accumulated for the year	18,450	10,732

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

g)	Impairment of non-financial assets

The Company considered that there were no trigger events that could have indicated the existence of impairment loss of its non-financial assets. The Company continuously operated with positive margins during the year ended December 31, 2024, and, accordingly, no impairment loss was recognized.

Accounting policy

The property, plant and equipment are recorded at acquisition, formation or construction cost less accumulated depreciation or depletion and impairment. Depreciation is calculated using the straight-line method based on the remaining useful life of the assets, whichever is the shorter. Mining rights are calculated based on the volume of ore extracted.

An item of equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising from asset disposal, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statements of loss and other comprehensive loss.

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Non-financial assets are reviewed for impairment whenever triggering events or changes in circumstances indicate that the carrying amount might not be recoverable. An impairment loss is recognized for the amount by which the asset´s carrying amount exceeds its recoverable amount. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGU).

Assets under construction

Assets under construction are capitalized as work-in-progress until the asset is available for use. The cost of work-in-progress includes costs transferred from deferred exploration and evaluation expenditure and any costs directly attributable to bringing the asset into working condition for its intended use. Directly attributable costs are capitalized until the asset is in a location and condition necessary for operation as intended by management. These costs include: the purchase price, installation costs, site preparation costs, research and development costs, freight charges, transportation insurance costs, duties, testing and preparation charges, borrowing costs, and estimated costs of dismantling and removing the item and restoring the site on which it is located.

Costs incurred on mineral properties in the development stage are included in the carrying amount of the development project in assets under construction. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities extracting, treating, gathering, transporting, and storing the minerals. All expenditures incurred during the development stage until the asset is ready for its intended use are capitalized.

Assets under construction are not depreciated. When an asset becomes available for use, its costs are transferred from assets under construction into the appropriate asset classification such as mining rights, buildings, machinery, fixture, and plant. Depreciation commences once the asset is complete and available for use.

12.  Deferred exploration and evaluation expenditure

A summary of exploration costs is set out below:

	12/31/2024	12/31/2023
Opening balance	74,255	35,636

Exploration and feasibility investments	4,301	23,478
Share based compensation of exploration and feasibility personnel	1,743	16,424
Additions	6,044	39,902
Disposal	(459)	-
Asset retirement cost	(143)	(2,823)
Foreign currency translation adjustment of subsidiaries	(11,884)	1,540

Closing balance	67,813	74,255

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Accounting policy

The Company capitalizes on all costs relating to the acquisition and exploration of mining rights. Such costs include, among others, geological, geophysical studies, exploration drilling and sampling, feasibility studies and technical reports. The carrying value of the Company’s deferred exploration and evaluation expenditure is assessed for impairment when indicators of such impairment exist. Indicators may include the loss of the right to explore in the area; the Company decided not to continue exploring or incurring substantial additional expenditures on the project; or it determined that the carrying amount of the project is unlikely to be recovered by its development or sale. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated to determine the extent of the impairment loss, if any.

Deferred exploration and evaluation expenses represent mineral rights developed by the Company, which have not been confirmed as technically and commercially viable through technical reports. When confirmed, deferred exploration and evaluation expenses will be transferred to each operating asset they pertain to in accordance with their nature and an impairment test will be completed.

The Company capitalizes the depreciation of lease contracts on certain properties in order to explore and evaluate the mineral properties as part of the exploration and evaluation expenditures.

13.  Deferred exploration and evaluation expenditure

A summary of related parties is set out below:

Related Party	Nature of relationship
A10 Group

A10 Group is composed of:

(a) A10 Investimentos Ltda.;

(b) A10 Finanças e Capital Ltda. (“A10 Finanças”);

(c) A10 Partners Participações Ltda.;

(d) A10 Serviços Especializados de Avaliação de Empresas Ltda. (“A10 Advisory”); and

(e) A10 Serviços de Análise de Empresas e Administrativos Ltda.

A10 Investimentos Ltda.

A10 Investimentos Ltda. is an asset management firm controlled by Marcelo Paiva, a Director of the Company, who is the investment manager of the A10 Fundo de Investimento de Ações – Investimento no Exterior (“A10 Fund”), which holds a controlling position in the Company.

A10 Finanças	A10 Finanças is primarily a holding company. The firm is controlled by Marcelo Paiva, a Director of the Company.
A10 Partners Participações Ltda.

A10 Partners Participações Ltda. is a holding company. The firm is controlled by Marcelo Paiva, a Director of the Company, and had no transactions with the Company before or during the year ended December 31, 2024.

A10 Advisory	A10 Advisory is an administrative services firm controlled by Marcelo Paiva, a Director of the Company. The CEO, Ana Cristina Cabral has a minority interest.
A10 Serviços de Análise de Empresas e Administrativos Ltda.

A10 Serviços de Análise de Empresas e Administrativos Ltda. is an administrative services firm controlled by Marcelo Paiva, a Director of the Company, and had no transactions with the Company before or during year ended December 31, 2024.

Miazga	Miazga Participações S.A is a land administration company in which Ana Cristina Cabral, the CEO of the Company has an indirect economic interest.
Arqueana	Arqueana Empreendimentos e Participações S.A. is a land administration company in which Ana Cristina Cabral, the CEO of the Company has in indirect economic interest.
R-TEK

R-TEK Group Pty Ltd is a corporation in which a former officer of the Company, Brian Talbot, who resigned on September 29, 2023 is the controlling shareholder and since 4th quarter of 2023 it was not considered as related party anymore.

Tatooine	Tatooine Investimentos S.A. is a land administration company in which an officer of Miazga and of the Sigma Brazil, Marina Bernardini, is the controlling shareholder and officer.
Instituto Lítio Verde (“ILV”)

Instituto Lítio Verde is a non-profit entity which the directors are Lígia Pinto, Sigma’s VP of Institutional and Governmental Relations and Communication, Marina Bernardini, an officer of Miazga and Sigma Brazil, and Cesar Chicayban, a Board of Directors member until July 9, 2024.

Key management personnel	Includes the directors of the Company, executive management team and senior management at Sigma Brazil.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

a)	Transactions with related parties

Cost sharing agreements (“CSAs”): The Company has CSAs with A10 Advisory and A10 Finanças, whereby the firms are reimbursed for certain expenses: (i) the cost of administrative personnel that is 100% allocated to the Company; (ii) the rental of office space that was formerly occupied by A10 Advisory and that is now fully used by the Company; (iii) health insurance expenses of former A10 Advisory staff now employed by the Company; and (iv) any relatively minor expenses of the Company that may be paid by one of the firms for later reimbursement by the Company.

Leasing Agreements: The Company has right-of-way lease agreements with Miazga and Arqueana relating to access to the industrial plant (See note 16).

Royalties: Brazilian law mandates the payment of royalties to landowners where mineral exploration takes place. The valuation of the amount must be equivalent to 50% of the sum paid as Financial Compensation for the Exploration of Mineral Resources (CFEM). As of December 31, 2024, the Company recognized an amount of $1.35 million to be paid to Miazga, of which $0.4 million was paid during the year.

Accounts receivable (Tatooine): On April 20, 2023, Sigma Brazil entered into a facility agreement with Tatooine, to fund Tatooine’s purchase of multiple properties located in areas of interest of the Company. The facility agreement provides for the loan of an amount up to $15.9 million. On November 14, 2024, the Company entered into a contractual amendment with an increase in the loan limit to $21.4 million, bearing 15% p.a. interest rate.

The facility agreement is to be made available upon utilization requests made by Tatooine to Sigma Brazil, specifying the amount to be utilized by Tatooine for the acquisition of each property and its corresponding expected costs and expenses. The loan granted by Sigma Brazil to Tatooine under the Facility Agreement on December 31, 2024 represents a total amount of $18,632 ($12,957 December 31, 2023).

Instituto Lítio Verde (“ILV”): Sigma Brazil and ILV are parties in the development of a major lithium mining project with a high degree of positive impact in the communities surrounding the Company’s operations at the Vale do Jequitinhonha. ILV’s purpose is to promote the well-being and the development of those communities.

Transfer of mining rights (Arqueana): On January 30, 2024, Arqueana and Sigma Brazil initiated the onerous transfer to Sigma Brazil of the sliver of the mining rights No. 009.135/1967 advancing over Arqueanas’ mining rights No. 832.132/2015.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Transactions with related parties

	12/31/2024			12/31/2023
Description	Pre-payments / Receivable	Accounts payable	(Expenses) / Income	Pre-payments / Receivable	Accounts payable	(Expenses) / Income
A10 Advisory
CSA	-	-	(344)	-	-	(391)
Miazga
Lease agreements	-	7	(169)	-	42	(16)
Prepaid land lease	-	-	-	96	22	-
Royalties		965	(1,355)
Accounts receivable	-	-	-	121	-	-
Arqueana
Lease agreements	-	176	(121)	-	235	(24)
R-TEK
Services provision	-	-	-	-	-	(2,278)
Tatooine
Loan to related party	18,632	-	2,913	12,957	-	638
Instituto Lítio verde
Accounts payable	-	810	(1,584)	-	-	-
Total	18,632	1,958	(660)	13,174	299	(2,071)

b)	Key management personnel

The compensation paid or payable to key management for employee services is shown below:

	12/31/2024	12/31/2023
Stock-based compensation, included in operating expenses	2,017	24,337
Salaries, benefits and director's fees, included in general and administrative expenses	1,422	1,152
	3,439	25,489

Key management includes the directors of the Company, the executive management team and senior management at Sigma Brazil.

Accounting policy

The related party transactions are recorded at the exchange amount transacted as agreed between the Company and the related party. All the related party transactions have been reviewed and approved by the independent directors of the Company.

14.  Suppliers

	12/31/2024	12/31/2023
Brazilian-based suppliers (1)	28,940	53,875
Non-Brazilian-based suppliers	4,945	5,951
	33,885	59,826

(1) Out of the amount recognized in suppliers, $8,100 is related to an ongoing arbitration to which Sigma Brazil is a party, as per Note 30 - Legal claim contingency.

Accounting policy

These amounts represent outstanding liabilities for goods and services provided to the Company prior to year-end. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting year. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

15.   Loans and export prepayment

	Current liabilities		Non-current liabilities
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Loans and export prepayment agreements
US dollar denominated
Export prepayment trade finance	86,489	12,785	-	-
Export prepayment agreements - Sinergy	898	15,495	143,850	132,558
	87,387	28,280	143,850	132,558
Reais denominated
Finame - BDMG	1,219	627	19,274	12,659

Total loans and export prepayment	88,606	28,907	163,124	145,217

Transactions costs	-	-	(2,007)	(3,218)

Total loans and export prepayment + Transactions costs	88,606	28,907	161,117	141,999

The balances of loans and export prepayments are recognized at the amortized cost and are detailed as follows:

As of December 31, 2024, the principal amount of short-term and long-term loans and export prepayments of the Company by maturity year, adjusted for interest and exchange variation, before transaction costs, are as follows:

In CAD$	Reais denominated	US dollar denominated	Total
2025	1,219	87,387	88,606
2026	3,599	143,850	147,449
2027	4,068	-	4,068
2028	4,068	-	4,068
2029	3,997	-	3,997
After 2029	3,542	-	3,542
	20,493	231,237	251,730

The Reais denominated amounts refer to the loans from Banco de Desenvolvimento de Minas Gerais (BDMG) and the US dollar denominated amounts refer to the short-term and long-term export prepayment.

The table below shows the changes in the Company’s loans and export prepayments during the periods:

Description	12/31/2024	12/31/2023
Opening balances	170,906	77,438

Additions	242,644	92,562
Interest expense (1)	28,724	17,272
Payment of interest (2)	(43,643)	(475)
Principal amortization (3)	(166,960)	(13,336)
Foreign Exchange(4)	58,520	(11,617)
Transaction costs additions	(237)	-
Transaction costs amortization	1,020	1,059
Others	1,343
Foreign currency translation adjustment of subsidiary	(42,594)	8,003

Loans and export prepayment agreements	249,723	170,906

(1) Interest expenses incurred as of year ended December 31, 2024 - see note 27.

(2) Interest payments made during the year ended December 31, 2024, totaled $43,643. This amount includes: (i) $8,612 for export prepayment agreements, (ii) $1,015 for financing agreements with BDMG, and (iii) $34,016 for the long-term export prepayment agreements – of which $17,938 related to 2024 interest and $16,078 related to 2023 interest. The total interest payment for the 2024 was $27,565;

(3) Refers to repayment of principal of export prepayment trade finance of $166,496.

(4) The Brazilian real depreciated by 28% against the U.S. dollar in 2024. This variation primarily affects provisions and does not significantly impact cash flow. As an exporting company with U.S. dollar-denominated revenues, the foreign exchange impact is generally offset by an increase in revenues.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Export Prepayment Trade Finance

In October 2023, the Company entered into an export prepayment agreement with financial institutions amounting to $12,720, which was paid in January 2024.

During the year ended December 31, 2024, the Company entered into export prepayment agreements with financial institutions for a total of $233,621. These agreements have maturities ranging from 90 to 360 days and carry interest rates between 7.0% p.a. and 10.5% p.a. Additionally, the Company repaid $166,496 in export prepayment agreements, the maturities which occurred during the year.

Export Prepayment Agreement – Synergy

On December 13, 2022, the Company, through Sigma Brazil, entered into an export prepayment agreement in the amount of US$100 million (equivalent to $135.4 million), with annual interest payments based on the 12-month Bloomberg short-term bank yield index “BSBY” plus 6.95% per annum and maturing on December 13, 2026. On December 13, 2022, Sigma Brazil drew down US$60 million (equivalent to $82 million). The balance of US$40 million (equivalent to $54 million) was disbursed in two subsequent drawdowns of US$20 million each, on February 28, 2023, and on March 16, 2023.

The Company paid at the inception of the agreement $18,249 (Note 10) as collateral, based on an amount equal to twelve months of interest accrual for the first interest period, and an upfront fee of $3,665. Principal repayments of the Loan are due 48 days after the end of the Company’s first and third quarters ending March 31 and September 30, respectively, each year, being the first measurement date, the third quarter ended September 30, 2023. Repayments will be determined based on an amount equivalent to 50% of the Company’s net cash generated from operating activities plus 50% of the net cash generated from investing activities for the prior six-month period ended March 31 and September 30.

The loan contains an embedded prepayment feature, whereby the Company must pay an early prepayment premium of 4% during the first year of the loan, reducing proportionately from 4% to 1% after the first anniversary, finishing at 1% at the end of the fourth year. The fair value of this embedded derivative has been estimated and does not differ significantly from the nominal amount and, accordingly, no adjustments were made, since it is closely related to the primary indexation of the loan.

The loan is guaranteed by the Company's assets, rights, licenses, receivables, contracts (with flexibility to enter/terminate/amend offtake agreements) and a pledge of 100% of Sigma Lithium Holdings Inc’s share interest in Sigma Brazil. The security will rank first in respect to all existing and future indebtedness of the Company, except in relation to permitted indebtedness of up to USD100 million and R$100 million.

In the year ended December 31, 2024, the Company recognized interest expense on this contract in the amount of $17,295 ($16,068 on December 31, 2023).

a)	Banco de Desenvolvimento de Minas Gerais - BDMG

The Company entered into a financing agreement with BDMG. The first tranche of $3,084 was received on January 13, 2023, and $768 on November 14, 2023. This financing entails quarterly interest payments and includes a 24-month grace period for principal amortization. Principal repayment occurs over 60 monthly installments, with the first installment due on December 15, 2024. The financing carries an annual interest rate of SELIC+3.75%.

On October 24, 2023, the Company entered into another financing agreement with BDMG for $9,449, the first tranche of $8,607 was received in December 2023 and second tranche of $789 received in May 2024. Like the previous agreement, this financing involves quarterly interest payments and a 24-month grace period for principal amortization. Principal repayment is scheduled over 60 monthly installments, with the first installment due on December 7, 2025. The interest on this loan is SELIC+3.88% per annum.

Additionally on May 9, 2024, the Company entered into another financing agreement with BDMG for $8,234. Like the previous agreement, this financing involves quarterly interest payments and a 24-month grace period for principal amortization. Principal repayment is scheduled for over 60 monthly installments, with the first installment due on May 30, 2026. The interest of this loan is SELIC+3.93% per annum.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

In the year ended December 31, 2024, the Company recognized an interest expense on this contract in the amount of $2,571 ($585 on December 31, 2023).

b)	Banco Nacional de Desenvolvimento Econômico e Social - BNDES

On October 10, 2024, Sigma Lithium signed the final agreement securing a BRL486.8 million development loan from the National Brazilian Bank for Economic and Social Development (“BNDES”) to fund the construction of a second Greentech carbon neutral industrial plant for lithium concentrate at Vale do Jequitinhonha in Brazil. The Company is required to provide a letter of credit (“bank guarantee”) issued by a BNDES registered financial institution in advance of first drawdown. As of December 31, 2024 the Company had not recorded any drawdowns from BNDES.

As of December 31, 2024 the Company is compliant with all debts covenants.

Accounting policy

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid for the establishment of loan facilities are recognized as loan transaction costs of the facility amount drawn down.

Borrowings are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any noncash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

The Company also analyses whether there are embedded derivatives in its sales and purchase contracts, as well as in its loan agreements. Changes in the fair value of any of these derivative instruments are recognized immediately in the statement of loss, unless they are closely related to the primary indexation of the contracts and agreements.

16.    Lease liability

The lease liabilities are primarily related to the land leases owned by Miazga Participações S.A. (“Miazga”) and Arqueana, a related party (note 13), while the remaining lease contracts relate to land, apartments and houses, commercial spaces, operational equipment, and vehicle leases with third parties.

The lease agreements have terms between 1 year to 12 years and the liability was measured at the present value of the lease payments discounted using interest rates, with a weighted average rate of 9.69% (8.37% on December 2023) which was determined to be the Company’s incremental borrowing rate.

The changes in lease liabilities are shown in the following table:

Description	12/31/2024	12/31/2023
Opening balances	5,727	3,669

Additions	-	4,823
Remeasurement	3,181	-
Interest expense	511	456
Disposal	(706)	(1,738)
Payments	(3,331)	(1,423)
Others	(65)	(356)
Foreign currency translation adjustment of subsidiary	(731)	296

Lease Liability total	4,586	5,727

Current	2,522	2,132
Non-Current	2,064	3,595

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Maturity analysis - contractual discounted cash flows
As at December 31, 2024
Less than one year	2,522
Year 2	1,513
Year 3	215
Year 4	116
Year 5	101
More than 5 years	119
Total contractual undiscounted cash flows	4,586

Accounting policy

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, except for:

●	Leases of low value assets;
●	Leases with a duration of twelve months or less; and
●	Leases to explore for minerals, oil, natural gas, or similar non-regenerative resources.

A right-of-use "ROU" asset and lease liability is recognized at the lease commencement date.

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received. The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The Company presents ROU assets within property, plant and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. If the interest rate cannot be readily determined, the Company’s incremental interest rate of borrowing is used. The lease liability is subsequently measured at amortized cost using the effective interest method whereby the balance is increased by interest expense and decreased by lease payments. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

17.    Prepayment from customer

Refers to payments made in excess due to the provisional pricing applied at the time of invoicing, with the final amount subject to adjustments based on all variable pricing elements outlined in the sales contract. As of December 31, 2024, the outstanding balance was $2,178 ($2,154 on December 31, 2023).

Accounting policy

Prepayment from customers consists of amounts received in advance when purchasing the products. Advances received are recorded as a liability, represented by the contractual obligation to deliver the products.

18.    Taxes payable

	12/31/2024	12/31/2023
Municipal taxes	608	956
State taxes	428	465
Federal taxes	9,175	12,283
	10,211	13,704

Current	5,645	13,566
Non-Current	4,566	138

On October 4, 2024, the Northeast Development Authority – “SUDENE” approved Sigma Lithium for the tax benefit of a 75% reduction in income tax, also known as Profit from Exploration, and issued the Constitutive Report. This tax benefit allows the Company to reduce its current income tax pay by approximately 75%, starting in 2024, for the next ten years. The amount saved will be transferred to a reserve account for tax incentives within the equity accounts and cannot be distributed to the shareholders. As of December 31, 2024, the Company recognized a reserve for tax incentives in the amount of $3,440 (see note 22.d).

Accounting policy

These amounts represent the group's obligations to the Federal, State and Municipal Governments relating to taxes, fees and contributions. They are presented as current liabilities and non-current liabilities, and they are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

19.    Income tax and social contributions

a)	Current Income tax and social contribution recognized in profit or loss

The income tax and social contribution recognized in profit or loss for the year is as follows:

Income tax and social contribution (expense) income	12/31/2024	12/31/2023
Current	(7,528)	(8,979)
Deferred	27,910	2,260
	20,382	(6,719)

The reconciliation of Company income tax and social contribution expenses and the result from applying the effective rate to profit before income tax and social contribution is shown below. The Company operates in the following tax jurisdictions: Brazil, where the corporate tax rate is 34% and Canada, where the federal corporate tax rate is 15% with varying provincial tax rates, such as British Columbia’s 12% tax rate, which totals 27% income tax rate applicable to Sigma in Canada:

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

	12/31/2024	12/31/2023
Loss before income tax and social contribution	(90,363)	(31,527)
Statutory tax rate	27%	27%
Tax benefits at statutory rate	24,398	8,512
Reconciling items
Impact of foreign income tax rate differential	4,525	(2,294)
Exclusion of Canadian tax credits	(6,944)	(17,362)
Tax losses carryforward from previous years	(1,405)	4,324
Other	(192)	101
Current and deferred income tax and social contribution	20,382	(6,719)
Effective tax rate	22.6%	(21.3% )

The amount of $18,050 on December 2024 ($15,371 on December 31, 2023) of tax loss carryforward generated in Canada by the Company has not been recognized since we do not expect to have taxable income to offset it. This tax loss carryforward expires between 2039 and 2044.

b)	Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on tax loss carryforwards and the temporary differences between the tax bases of assets and liabilities and their carrying amounts.

	12/31/2023	Income	Equity	12/31/2024
Temporary differences:
Pre-operational expenses	4,586	(1,004)	-	3,582
Tax loss carry forward	-	11,746	-	11,746
Provision for bonus payments	57	(57)	-	-
Provision for social projects	508	(508)	-	-
Unrealized foreign currency fluctuation	(3,889)	15,920	-	12,031
Leasing	-	(20)	-	(20)
Taxes installments program	153	1,810	-	1,963
Commission provision	803	(177)	-	626
Other	42	200	-	242
Foreign currency translation adjustment of subsidiaries	(190)	-	(2,317)	(2,507)
Total deferred tax assets	2,070	27,910	(2,317)	27,663

The Company expects to realize the deferred tax assets within two years.

Accounting Policy

Current income tax and social contribution are calculated based on the tax laws enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable income. Management periodically assesses the positions taken in the tax calculations with respect to situations where applicable tax regulations are open to interpretation. The Company recognizes provisions where appropriate, based on the estimated payments to tax authorities. The income tax and social contribution expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss unless they are related to items recognized directly in shareholders’ equity.

Current tax expense is the expected payment of taxable income for the year, using the nominal rate approved or substantially approved on the balance sheet date, and any adjustment of taxes payable related to previous years. Current income tax and social contribution are presented net as liabilities when there are amounts payable, or in assets when the amounts paid in advance exceed the total due on the date of the report.

Deferred tax is recognized in relation to temporary differences between the tax bases of assets and liabilities and their book values in the financial statements. Deferred tax is not recognized when it is probable that it will not revert in a foreseeable future in accordance with IAS 12 – Taxes on Profit. The amount of the deferred tax determined is based on the expectation of realization or settlement of the temporary difference and uses the nominal rate approved or substantially approved.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Deferred income tax assets and liabilities are presented net in the balance sheet whenever there is a legal right and the intention to offset them upon the calculation of current taxes, usually related to the same legal entity and the same taxation authority.

Deferred income tax and social contribution assets are recognized on recoverable balances of tax loss carryforward and social contribution negative basis, tax credits and deductible temporary differences. Such assets are reviewed at each year-end date and will be reduced to the extent that their realization is less likely to occur.

20.    Asset retirement obligations (“ARO”)

In December 2024 the Company updated the appraisal that resulted in an increase of the provision by $731, mainly due to:

●	review of the affected area;
●	cash outflow estimate update; and
●	updating the discount rate.

The Company has estimated its asset retirement obligation amounting to $4,175 on December 31, 2024 ($3,836 on December 31, 2023), representing the present value of estimated future retirement costs to remediate environmental damages on December 31, 2024. It is based on estimated future retirement costs of $6,890 a real discount rate of 7.42% ( December 31, 2023, was 5.96%).

Of the $4,175 of asset retirement obligation recognized as of December 31, 2024, $3,120 is related to Phase I (Xuxa mine) which was classified within property, plant and equipment ($ 2,504 on December 31, 2023), and the remaining $1,055 relating to Phase II (Barreiro mine) was classified within deferred exploration and evaluation expenditure ($ 1,332 on December 31, 2023).

Description	12/31/2024	12/31/2023
Opening balances	3,836	6,547

Accretion of asset retirement obligation	213	414
Addition (reversal) of fixed assets	874	(758)
Reversal of exploration assets	(143)	(2,821)
Foreign currency translation adjustment of subsidiary	(605)	454

Asset retirement obligations total	4,175	3,836

Accounting Policy

Mining processing activities normally give rise to legal or constructive obligations for environmental rehabilitation and the decommissioning of facilities. These activities can include, among others, removal or treatment of waste materials and land rehabilitation, according to environmental regulations. The extent of costs associated with the retirement of assets are based on the requirements of authorities and environmental policies.

The provision reflects the risks and probability of future cash flows required to settle the obligation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work. This provision is updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision.

When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in property, plant and equipment and depreciated over the expected economic life of the operation to which it relates.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

21.    Financial instruments

a)	Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, accounts receivable, accounts payable to suppliers, and loans and export prepayment, which may contain embedded derivatives.

The amounts recorded in current assets and current liabilities have immediate liquidity or short-term maturity, mostly less than three months. Considering the maturities and features of such instruments, their carrying amounts approximate their fair values.

●	Classification of financial instruments (consolidated)

		12/31/2024		12/31/2023
Description	Note	Measured at amortized cost	Fair value through profit and loss(1)	Measured at amortized cost	Fair value through profit and loss(1)
Assets
Current
Cash and cash equivalents	5	66,053	-	64,403	-
Trade accounts receivable	6	-	16,663	-	29,693
Accounts receivable from related parties	13	-	-	14	-
Non-current
Loan and accounts receivable from related parties	13	18,632	-	13,160	-
Cash held as collateral	10	18,249	-	15,269	-
		102,934	16,663	92,846	29,693

Liabilities
Current
Suppliers	14	33,885	-	59,826	-
Loans and export prepayment	15	88,606	-	28,907	-
Lease liability	16	2,522		2,132
Accounts payable		13,048	-	11,326	-
Prepayment from customer	17	-	2,178	-	-
Non-current
Loans and export prepayment	15	161,117	-	141,999	-
Lease liability	16	2,064		3,595
		301,242	2,178	247,785	-

(1) The Company measures certain financial assets and liabilities using Level 2 inputs, which are observable but not quoted in active markets.

b)	Financial risk management:

The Company uses risk management strategies in which the nature and general position of financial risks are regularly monitored and managed to assess results and the financial impact on cash flow.

The Company is exposed to exchange rates, interest rates, market price, credit risk and liquidity risks.

●	Foreign Exchange rate risk

The exposure arises from the existence of assets and liabilities generated in US dollar, since the Company's functional currency is the Brazilian Real.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

The consolidated exposure as of December 31, 2024 and 2023 is as follows:

Description	12/31/2024	12/31/2023
Canadian dollar
Cash and cash equivalents	86	68
Suppliers	-	(779)
Account payables	(4,314)	(6,136)
Other current liabilities	(43)	(67)
	(4,271)	(6,914)

United States dollar
Cash and cash equivalents	44,659	4,557
Trade accounts receivable	11,583	22,400
Prepayment from customer	(1,514)	-
Interest in export prepayment agreement	(1,118)	(11,689)
Export prepayment agreement	(159,631)	(109,644)
	(106,021)	(94,376)

●	Sensitivity analysis

We present below the sensitivity analysis for foreign exchange risks. The Company considered probable scenario(1), scenarios 1 and 2 as 10%, and 20%, respectively, of deterioration for volatility of the currency, using as reference the exchange rate on December 31, 2024 .

The currencies used in the sensitivity analysis and its scenarios are shown below:

	12/31/2024
Currency	Exchange rate	Probable scenario (1)	Scenario 1 (+/-10%)	Scenario 2 (+/-20%)
CAD (+)	4.3047	4.0260	4.4286	4.8312
CAD (-)	4.3047	4.0260	3.6234	3.2208
USD (+)	6.1923	5.8301	6.4131	6.9961
USD (-)	6.1923	5.8301	5.2471	4.6641

The effects on profit and loss, considering scenarios 1 and 2 are shown below:

	12/31/2024
	Notional	Probable scenario (1)	Scenario 1	Scenario 2
Canadian dollar-denominated (+)	(4,271)	(296)	119	465
Canadian dollar-denominated (-)	(4, 271)	(296)	(803)	(1,437)
U.S dollar-denominated (+)	(106,021)	(6,587)	3,650	12,181
U.S dollar-denominated (-)	(106,021)	(6,587)	(19,099)	(34,738)

(1) Sensitivity analysis of the scenario probable was measured using as reference the exchange rate, published by the Central Bank of Brazil, on January 31, 2025.

●	Interest rate risk

This risk arises from short and long-term financial investments, financing and export prepayment linked to fixed and floating interest rates of the CDI, Selic and BSBY, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis framework.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

●	Sensitivity analysis of interest rate variations

The Company considered scenario probable and scenarios 1 and 2 of changes in interest rates volatility as of December 31, 2024.

The interest rates used in the sensitivity analysis in their respective scenarios are shown below together with the effects on the profit and loss balances for the year ended December 31, 2024 :

Changes in interest rates and exchange rates		Notional	Probable scenario (1)	Scenario [1]	Scenario [2]
Assets
Rate		12.15%	13.15%	11.84%	10.52%
Short-term investments (Note 5)	CDI (-10% and -20%)	30,292	1,903	1,713	1,522

		Notional	Probable scenario (1)	Scenario [1]	Scenario [2]
Liabilities
Rate		12.25%	13.25%	14.58%	15.90%
BDMG	Selic (+10% and +20%)	20,493	(1,297)	(1,427)	(1,556)

Rate		5.52%	4.59%	4.70%	4.82%
Export prepayment agreement	BSBY (+2.5% and +5.0%)	143,850	(3,217)	(3,298)	(3,463)

(1) Sensitivity analysis of the scenario probable was measured using as reference the rates on January 31, 2025.

During 2024, the Company entered into a swap operation with the objective of exchanging the interest exposure of an advance on foreign exchange contract calculated in USD, which is originally calculated on the notional amount in USD, to DI plus an interest rate calculated on the notional amount in BRL. The table below demonstrates the swap results up to December 31, 2024, recognized in the financial result.

				Appreciation (R$)		12/31/2024	12/31/2024
Interest rate swap	Maturity	Functional currency	Notional	Asset position R$	Liabilities position R$	Receivable / (Payable) R$	Impact on financial income / (expense)
Swap	12/2/2024	R$	105,200	-	-	-	(560)
Swap	11/24/2025	R$	121,070	121,915	(122,471)	(556)	(130)

●	Market price risk

Provisional pricing adjustments – The Company’s products may be provisionally priced at the date revenue is recognized and a provisional invoice issued. Provisionally priced receivables are subsequently measured at fair value through profit and loss under IFRS 9 “Financial Instruments”. The final selling price for all provisionally priced products is based on forward market price based on the contract terms stipulated. The change in value of the provisionally priced receivable is based on relevant forward market prices. For contracts with variable pricing dependent on the content of minerals in the product delivered, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the products. The fair value of the final sale price adjustment is reassessed at each reporting date, based on all variable pricing elements and any changes are recognized as operational revenue in the statement of loss.

As of December 31, 2024, the Company did not have outstanding receivables with exposure to market price fluctuations.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

●	Credit risk

The credit risk management policy aims to minimize the possibility of not receiving sales made and amounts invested, deposited or guaranteed by financial institutions and counterparties, through analysis, granting and management of credits, using quantitative and qualitative parameters.

The Company manages its credit risk by receiving in advance a substantial portion of its sales or by being guaranteed by letters of credit.

Credit granted to financial institutions is used to accept guarantees and invest cash surpluses.

●	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due.

The Company’s management of cash is focused on funding ongoing capital needs for operating the Greentech Plant, developing the Company’s growth opportunities (including Phase 2) and for general corporate expenditures. Management intends to use cash generated by its operating activities to meet its obligations. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional equity or debt funding.

The Company continuously monitors its cash outflows and seeks opportunities to minimize all costs, to the extent possible, as well as its general and administrative expenses.

The following table shows the contractual maturities of financial liabilities, including accrued interest.

Contractual obligations	Up to 1 year	1-3 years	4-5 years	More than 5 years	Total
Suppliers	33,885	-	-	-	33,885
Accounts payable	13,048	-	-	-	13,048
Loans and export prepayment	88,606	151,517	8,065	3,542	251,730
Lease liabilities	2,522	1,728	217	119	4,586

a)	Capital Management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company's capital structure, with financing by equity and third-party capital:

	12/31/2024	12/31/2023
Loans and export prepayment agreement	249,723	170,906
Shareholders' equity	132,830	214,284
Gross debts(*)/shareholders' equity	1.88	0.80

(*) Refers to loan and export prepayment agreements

b)	Fair values of assets and liabilities as compared to their carrying amounts.

Financial assets and liabilities at fair value through profit or loss are recognized in current and non-current assets and liabilities, while any gains and losses are recognized as financial income or financial costs, respectively.

The amounts are recognized in these financial statements at their carrying amounts, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, including the export prepayment agreement and BDMG loan, since both are based on floating interest rates such as BSBY and SELIC, respectively. Given the very specific condition of the export prepayment loan, the Company was not able to quantify an equivalent loan with similar condition for the same borrower that could be considered to measure the fair value for this facility.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Accounting Policy

Recognition

The Company recognizes a financial asset or financial liability on the consolidated statement of financial position when it becomes party to the contractual provisions of the financial instrument. Financial assets are initially measured at fair value and are derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset, or when cash flows expire. Financial liabilities are initially measured at fair value and are derecognized when the obligation specified in the contract is discharged, cancelled or expired.

A write-off of a financial asset (or a portion thereof) constitutes a derecognition event. Write-offs occur when the Company has no reasonable expectations of recovering the contractual cash flows of a financial asset.

Classification and Measurement

The Company determines the classification of its financial instruments at initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:

•	those to be measured subsequently at fair value, either through profit or loss (“FVTPL”) or through other comprehensive loss (“FVTOCI”); and,
•	those to be measured subsequently at amortized cost.

The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through profit or loss or through other comprehensive income (which designation is made as an irrevocable election at the time of recognition).

After initial recognition at fair value, financial liabilities are classified and measured at either:

(a)	amortized cost.
(b)	FVTPL, if the Company has made an irrevocable election at the time of recognition, or when required or,
(c)	FVTOCI, when the change in fair value is attributable to changes in the Company’s credit risk.

Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or financial liability classified as amortized cost are included in the fair value of the instrument on initial recognition.

Transaction costs for financial assets and financial liabilities classified as fair value through profit or loss are expensed in profit or loss.

The Company’s financial assets consist of cash and cash equivalents, loans and accounts receivable from related parties, which are classified as amortized cost, and trade accounts receivable which are measured at fair value through profit and loss. The Company’s financial liabilities consist of suppliers, accounts payable and loan, prepayment from customer and export prepayment agreements, which are classified and subsequently measured at amortized cost using the effective interest method.

All financial instruments recognized at fair value in the consolidated statement of financial position are classified into one of three levels in the fair value hierarchy as follows:

Level 1 – Valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

Level 2 – Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Level 3 – Valuation techniques with significant unobservable market inputs.

Impairment

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with any financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information.

22.    Share capital

a)	Ownership structure

As of December 31, 2024 and 2023, the Company’s ownership structure is as follow:

	12/31/2024		12/31/2023
	Number of common shares	% of voting capital and total shares	Number of common shares	% of voting capital and total shares
A10 Investimentos Ltda.	47,684,968	42.86%	47,684,968	43.33%
BlackRock, Inc.	1,377,231	1.24%	5,438,129	4.94%
Fitpart Fund Administration Services Limited	8,238,230	7.40%	5,462,539	4.96%
Appian Way Asset Management LP	4,712,425	4.24%	-	-
Nucleo Capital Ltda	1,456,112	1.31%	2,996,787	2.72%
Others	47,798,313	42.96%	48,477,048	44.05%
	111,267,279	100.00%	110,059,471	100.00%

b)	Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

c)	Common shares issued by the Company for the year ended December 31, 2024, and 2023:

	Number of common shares	Amount ($)
Balance, January 1st, 2023	104,710,042	276,711
Exercise of RSUs	5,339,429	109,282
Exercise of stock options	10,000	42
Balance, December 31, 2023	110,059,471	386,035

Exercise of RSUs	1,207,808	48,619
Balance, December 31, 2024	111,267,279	434,654

d)	Reserve for tax incentives

On October 4, 2024, the Northeast Development Authority – “SUDENE” approved Sigma Lithium for the tax benefit of a 75% reduction in income tax (a federal tax), also known as Profit from Exploration, and issued the Constitutive Report. This tax benefit will allow the Company to reduce its current income tax expenses by approximately 75%, starting in 2024, for the next ten years. The tax incentive received by Sigma can be granted to new ventures located in the SUDENE, SUDAM areas, Espírito Santo, and cities in northern Minas Gerais (such as Araçuaí and Itinga) and applies to projects for implementation, modernization, expansion, or diversification of these companies. The amount saved cannot be distributed to the shareholders and will be added to a reserve account for tax incentives within the equity accounts. As of December 31, 2024, the Company recognized a reserve for tax incentives in the amount of $3,440.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

23.    Loss per share

	12/31/2024	12/31/2023
Net loss for the year	(69,981)	(38,246)
Weighted average number of common shares	110,751,538	107,985,916
Basic and diluted net loss per common shares	(0.63)	(0.35)

As the Company presents loss for the year ended December 31, 2024, and 2023, the potential common shares are antidilutive in the case of a decrease in loss per share. For this reason, the basic and diluted loss per share is equal for the period presented.

24.    Sales revenue

Net revenues presented in the income statement is comprised as follows:

	12/31/2024	12/31/2023
High grade lithium concentrate	208,747	177,709
Green By-Products	-	3,522
	208,747	181,231

Shipment contracts are established with provisional terms and are subject to adjustments based on the variability of underlying lithium chemical market prices. Consequently, the final settlement value may differ from the initial recorded value. Changes in this value are permanently monitored during the quotational period of each shipment and any provisional pricing adjustments are recognized as revenue in the statement of income (loss). Sales at the outset are booked net of grade and moisture adjustments based on the assessment at the Brazilian port. For the year ended December 31, 2024, the sales revenue is decreased by $64,238 due to negative provisional price adjustments.

Accounting Policy

The Company’s primarily generates revenue from the sales of lithium oxide concentrate to customers and recognizes its revenues once all the following conditions are satisfied:

●	Identification of the contract for sale of goods or provision of services.
●	Identification of the performance obligations.
●	Determination of the contract value.
●	Determination of the value allocated to each performance obligation included int the contract; and
●	At the time performance obligation is completed.

The Company recognizes revenues from export sales when control of the product is transferred to customers, which occurs when the product is either loaded on the ship or delivered in a customs warehouse under control of the clients.

The export is primarily realized pursuant to the Incoterm Cost, Insurance and Freight (“CIF”) and Freight On Board (“FOB”), under which the performance obligation for product sales is satisfied when the products are loaded on the ship and the performance obligation for the transportation service is satisfied when the products are delivered to the destination port. Cost, Insurance and Freight (“CIF”) and Cost and Freight (“CFR”) are also regularly assessed. CIF and CFR include sea freight service embedded in the same invoice. In this case, the performance obligation of the sea freight service is considered separately from the shipment of lithium and the Company recognizes revenue from the provision of this service upon delivery of the goods to the destination specified by customers.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Operating revenue from the sale of goods in the regular course of business is measured at the fair value of the consideration the Company expects to receive in exchange for the delivery of the goods or services promised to the customers. Accordingly, the Company’s sales are subject to provisional pricing adjustments and revenues are estimated based on prices for lithium expected until the agreed upon settlement date.

For the portion of the Company’s lithium export sales pursuant to the Incoterms “Cost, Insurance and Freight – CIF” and “Cost and Freight – CFR”, the obligation to pay for the goods and the sea freight service, which is embedded in the same invoice, generally arises when the product is loaded on the ship. The Company hires and, in some cases, pays the sea freight service in advance, the amount paid is accounted for as an advance to suppliers, until the arrival of the product at the port of destination, at which time the amount is recognized in the Profit and Loss as freight expense.

Concurrently, the Company recognizes the price of the sea freight service, for which it is responsible, as liabilities on advance from customers, until the arrival of the product at the port of destination, at which time the Company fulfills its performance obligation for the sea freight service and, thus, recognizes the revenue for the provision of this service.

25.    Costs and expenses by nature

a)	Cost of goods sold

Mining costs	2024	2023
Salaries and benefits	(4,187)	(1,074)
Mining service providers	(40,511)	(18,786)
Blasting and fuels	(23,260)	(8,924)
Equipment rental	(553)	(752)
Other	(6,520)	(202)
	(75,031)	(29,738)

Processing costs	2024	2023
Salaries and benefits	(12,181)	(6,423)
Fuels	(1,697)	(4,072)
Consumables	(3,940)	(15,048)
Equipment rental	(1,790)	(3,067)
Taxes and fees	(847)	(358)
Utilities	(1,498)	(765)
Plant services	(6,299)	(2,278)
Equipment services	(638)	-
Insurance	(1,696)	-
Mobile crushing(1)	(3,751)	-
Other	(5,400)	(2,452)
	(39,737)	(34,463)

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Distribution costs	2024	2023
Freight	(11,616)	(12,744)
Insurance	(78)	(133)
Warehouse	(931)	(455)
Port Operations	(3,447)	(2,263)
Expedition	(813)	-
Freight Maritime	(6,068)	-
Demurrage	(436)	-
Other	(90)	-
	(23,479)	(15,595)

Royalties (*)	2024	2023
Royalties	(7,366)	(5,168)

Depletion and depreciation	2024	2023
Depletion	(6,990)	(3,084)
Depreciation	(11,870)	(4,287)
	(18,860)	(7,371)
Total	(164,473)	(92,335)

(1) Mobile Crusher: Non-recurring cost that concludes in two stages, November 2024 and January 2025, aimed at maintaining production levels during the maintenance periods of the Company's primary crusher.

(*) Applicable Royalties:

i.) 2.0% ‘Compensação Financeira pela Exploração de Recursos Minerais’ (CFEM), a royalty on mineral production levied by the Brazilian government, payable on the price of minerals extracted from the Lithium Properties.

ii.) A royalty (currently held by LRC LP I, an unrelated party) of 1% of Net Revenues from sales of minerals extracted from the Lithium Properties.

iii.) Brazilian law requires paying landowner’s royalties equal to 50% of the Financial Compensation for the Exploration of Mineral Resources (CFEM). During the year 2024, the Company recognized $1.35 million payable to Miazga, with $0.4 million paid during the year.

b)	General and administrative expenses

	2024	2023
Salaries and benefits (Board, CEO and CFO)	(1,422)	(1,122)
Salaries and benefits (Staff)	(5,073)	(13,313)
Legal	(4,155)	(9,624)
Travel	(3,210)	(3,958)
Accounting services	(617)	(1,303)
Audit services	(1,274)	(2,244)
Insurance (D&O)	(3,025)	(4,761)
Public company costs, business development and investor relations	(3,000)	(3,454)
Taxes and fees	(51)	(1,886)
Advisory services	-	(5,377)
Severance	(564)	-
Insurance	-	(1,025)
Demurrage/Transport	-	(1,649)
Depreciation	(110)	(176)
Other	(2,714)	(4,506)
	(25,215)	(54,398)

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

26.	Other operating expenses

	2024	2023

Salaries and benefits (ESG) (1)	(1,272)	(2,266)
(Accrual) reversal for contingencies	(6,501)	768
Taxes and fees	(1,349)	-
Social programs (1)	(531)	(5,061)
Instituto Lítio Verde (1)	(1,584)	-
Other	1,034	(98)
	(10,203)	(6,657)

(1)The Company's expenses on ESG initiatives for the year ended December 31, 2024, totaled $3,387 ($7,327 for the year ended December 31, 2023).

27.    Financial expenses

	2024	2023

Financial income	5,584	3,360

Financial expenses
Interest on loans and export prepayment (1)	(28,724)	(15,245)
Contractual penalty fee (2)	(6,978)	-
Foreign exchange on tax/fees	(5,332)	(2,472)
Interest and late payment penalties on taxes	(1,699)	(1,945)
Accretion of leases	(511)	(456)
Accretion of asset retirement obligation	(213)	(731)
Other expenses	(997)	(696)
	(38,870)	(18,185)
Foreign exchange variation on net assets (3)	(45,306)	8,292
	(84,176)	(9,893)

(1) Interest on loans and export prepayment expenses, included $8,858 related to export prepayment agreements, $2,571 to financing agreements with BDMG and $17,295 to long-term export prepayment agreements.

(2) Penalty for non-compliance with certain contractual clauses under the Export Prepayment Agreement – Long term (none for the year ended December 31, 2023).

(3) The Brazilian real depreciated by 28% against the U.S. dollar in 2024. This variation primarily affects provisions and does not significantly impact cash flow. As an exporting company with U.S. dollar-denominated revenues, the foreign exchange impact is generally offset by an increase in revenues.

Accounting Policy

Financial income is represented by gains on changes in the value of financial assets and liabilities measured at fair value through profit or loss, as well as interest income obtained through the effective interest method.

Interest income is recognized in profit or loss using the effective interest method.

Financial expenses basically include interest expenses on loans and changes in the value of financial assets and liabilities measured at fair value through profit or loss. Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized along with the investment.

28.    Stock-based compensation

(a)	Restricted share units (RSU)

The Company’s Board of Directors has adopted an Equity Incentive Plan. The Equity Incentive Plan received majority shareholder approval in accordance with the policies of the TSXV at the annual and special meetings of the Company’s shareholders held on June 28, 2019, and was last amended, by a majority of votes in a shareholders’ meeting held on June 30, 2023. The Equity Incentive Plan is available to (i) the directors of the Company, (ii) the officers and employees of the Company and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary thereof (each, a “Participant”), all as selected by the Company’s Board of Directors or a committee appointed by the Company’s Board of Directors to administer the Equity Incentive Plan (the “Plan Administrators”).

Under the approved Equity Incentive Plan a total of 18,120,878 RSUs could be granted and converted into shares, out of which 15,583,713 RSUs have already been granted or issued. A total of 2,537,165 RSUs remain available for new grants. The exercise of RSUs is typically either milestones driven (e.g. commissioning of the Greentech plant or achievement of financial targets) or has calendar weighted vesting schedules.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

There are no unvested RSUs eligible for Monte Carlo valuation based on company policies.

Number of RSUs
Balance, January 1st, 2023	6,092,666
Exercised (1)	(5,339,429)
Forfeited (2)	(1,384,003)
Granted (3) (4) (5) (6)	2,891,288
Previous written share understanding formally granted (7)	(896,862)
Balance, December 31, 2023	1,363,660
Exercised (8)	(1,207,808)
Forfeited (9)	(207,000)
Granted (10)	1,462,000
Previous written share understanding formally granted (11)	(1,027,000)
Balance, December 31, 2024	383,852

(1) Out of the total number of RSUs exercised in 2023, 2,500,000 RSUs are related to a package granted on September 8, 2021, to the CEO upon the achievement of a certain market capitalization targets. An additional 525,000 RSUs were exercised on December 29, 2023, by the CEO and Co-Chair related to the achievement of net zero carbon targets (“Net Zero Plan”). This package was granted on September 8, 2021, and the achievement of net zero carbon target was confirmed by the Board meeting held August 29, 2023.

(2) The amount includes 500,000 RSUs granted to a former director and related to the conclusion of the Net Zero Plan, given that such director left the Company before the successful execution of the plan. An additional 600,000 RSUs, originally granted to a former officer on July 20, 2022, were forfeited as he resigned as of September 29, 2023 before achieving the respective vesting.

(3) On June 29, 2023, the Compensation Committee (renamed as People & Governance Committee), delegated by the Board approved the grant of an additional package of 384,925 RSUs to former directors of the Company related to their 2022/2023-year mandate, being (i) 159,925 RSUs subject to time-based vesting, immediately vested; (ii) 60,000 RSUs subject to the achievement of a market capitalization of US$4 billion by the Company, immediately vested; (iii) 130,000 vested as a cessation of directorship compensation; (iv) and 35,000 subject to time-based vesting, to vest in June, 2024. In relation to such grant, 122,500 RSUs were exercised in 2023.

(4) On September 11, 2023, the Board approved the grant of 146,500 RSUs to the new independent directors of the Company for their 2023/2024-year mandate, as recommended by the Compensation Committee (renamed as People & Governance Committee). The 146,500 RSUs are broken down as follows: 60,000 RSUs for Directorship, 26,500 RSUs for Committee Chairmanship or Membership and 60,000 RSUs subject to certain performance metrics that have not been achieved on December 31, 2024.

(5) Out of the total amount of RSUs granted in 2023, 1,023,000 have been accounted as granted due to the existence of a written shared understanding between the awardee and the Company in relation to the packages to be submitted for formal approval by the Board and Compensation Committee (renamed as People & Governance Committee). For these packages, the Company valued the RSUs based on fair value as of December 31, 2024. Once a grant date under IFRS Accounting Standards has been established, the Company will revise the earlier estimate to reflect the approved grant date fair value.

(6) For the year ended December 31, 2024, the weighted average grant date fair value of RSUs amounted to $17.04 ($22.25 for the year ended December 31, 2023).

(7) Out of the total amount of RSUs granted in 2023, 896,862 were previously accounted as granted in 2022 due to the existence of a written shared understanding between the awardee and the Company in relation to the packages.

(8) 430,925 RSUs, out of the total amount of RSUs exercised in the year ended December 31,2024, are related to packages granted to former directors related to their 2022 / 2023 year mandate, and 136,500 RSUS exercised are related to packages granted to former and current directors related to their 2023/2024 year mandate.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

(9) The amount includes 75,000 RSUs granted to former and current directors, related to the conclusion of a “Change in Control” (as defined in the Equity Incentive Plan) during their 2023 / 2024 year mandate, which did not happen. The remaining amount relates to packages granted to employees that have left the Company before the packages vested.

(10) The amount includes 162,000 RSUs granted to members of the Board of Directors. The remainder pertains to new retention packages awarded to employees and consultants of the Company.

(11) Out of the total amount of RSUs granted in 2024, 1,027,000 were previously accounted in 2023 as granted due to the existence of a written shared understanding between the awardee and the Company in relation to the same packages.

(b)	Stock options

On April 12, 2022, the Company entered into an investor relations agreement with a service provider, in which a total of 100,000 stock options were granted. The Board approved on April 22, 2024, the grant of stock options at a price of $20.58, equivalent to the fair value per share on April 11, 2022.

The following table reflects the stock options issued and outstanding as of December 31, 2024:

Exercise Expiry date	Weighted average remaining exercisable life (years)	Number of options	Grant date (exercisable) fair value
April 25, 2025	0.3	100,000	$20.58

(c)	Measurement of RSU and Stock Option Costs

The total stock-based compensation in shareholders’ equity in the period is shown below (non-cash item):

	2024	2023
Stock-based compensation expense	11,172	46,990
Property, plant and equipment	-	919
Deferred exploration and evaluation expenditure	1,743	16,421
Others	239	-
	13,154	64,330

Accounting Policy

Under the Company's equity incentive plan (the “Equity Incentive Plan”), selected participants are granted stock options (“Options”) and/or restricted share units (“RSUs”).

Each RSU represents the right to receive one common share upon completion of any applicable restricted period (vesting). RSUs are measured at fair value on the grant date. Such equity-settled share-based payment transactions are not remeasured after the grant date’s fair value has been determined. The RSU compensation expense is recognized on a straight-line basis over the vesting period using a graded amortization schedule, with a corresponding charge to share-based payment reserve capitalized as part of the cost of property, plant and equipment or deferred exploration and evaluation expenditure for those who are working directly on the project.

Compensation expense for RSUs incorporates an estimate for expected forfeiture rates based on historical forfeitures.

The fair value of share-based payments related to Options is measured at grant date and recognized over the period during which the options vest, at each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of shares issuable in respect of options that are expected to vest.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

RSU’s payments that are subject to market-based conditions consider the market-based condition in the valuation on the grant date using a Monte Carlo simulation model. Compensation expense is not adjusted if the market condition is not met, so long as the requisite service is provided. Compensation expense is recognized over the vesting period which is based on the estimated date when the market-based condition will be achieved.

For RSU’s payments that are subject to performance-based conditions, vesting of the awards depends on meeting certain performance-based milestones. At each reporting date, the Company considers whether achievement of a milestone is probable and, if so, records compensation expense based on the portion of the service period elapsed to date with respect to that milestone, using a Monte Carlo simulation model, with a cumulative catch-up, net of estimated forfeitures. The Company will recognize the remaining compensation expense with respect to a milestone, if any, over the remaining estimated service period.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration are identified but cannot be reliably measured, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods and services received.

29.    Commitments

a)	Purchase contracts

On December 31, 2024, the Company was a party to operating purchase contracts, measured at nominal value in accordance with the contracts:

Nature of supplier	1 year	2 - 3 years	4 - 5 years	Total
Carbon credits	1,017	2,034	593	3,644
Energy acquisition	24	55	-	79

b)	Social projects

The Company maintains social programs aimed at promoting community well-being and sustainable development, reaffirming its commitment to social responsibility and positive impact in its areas of operation. Below, we present the main programs:

●    Microcredit Program: In 2022, Sigma established the largest microcredit program in Brazil, which has been targeted for female entrepreneurs in the Jequitinhonha Valley region. Through this program, the Company encourages sustainable development by providing microcredit loans of R$2,000 per person and providing mentorship programs.

●   Zero Drought for Small Holder Farmers Program: The Company announced during its participation at COP-27 in Egypt its “Zero Drought for Smallholder Farmers” program, a climate mitigation initiative of building 2,000 rainwater capture basins for smallholder family farmers in the municipalities of Itinga and Araçuaí in the Jequitinhonha Valley. The Company is delivering the structures to the municipalities as a donation, which are currently being built via third-party contractors under the supervision of Sigma Lithium’s ESG teams. There was no amount charged as expense for the year ended December 31, 2024 ($909 for the year ended December 31, 2023).

●   Water For All Program: Additionally, the Company is committed to donate water tanks as a further climate mitigation initiative, aimed to increase water security for communities in the Jequitinhonha Valley, The Company is also committed to maintain water supply of the tanks by providing water trucks year-round, enhancing water security for the communities. The amount charged as expense in the year ended December 31, 2024 was $68 ($842 for the year ended December 31, 2023).

●   Zero Hunger Action: The Company continued with the food basket donations in 2024. The amount charged as expense in the year ended December 31, 2024 is $60 ($157 for the year ended December 31, 2023).

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

●    Being a Child Program: During 2024, the Company committed to a series of initiatives to help promote sustainable development in the communities of Poço Dantas, Ponte do Piauí and Taquaral Seco. Additionally, the Company refurbished an outdoor sports court, which will help promote sports in the community. Finally, the Company is also implementing after-school programs in these facilities

As of December 31, 2024, the Company does not have non-cancelable contracts or agreements related to its social programs

30.    Legal claim contingency

The Company is a party to certain arbitrations related to civil matters, amounting to $2,743. Part of this, $2,505, was previously recognized in the Company's consolidated statement of loss as suppliers’ costs (the corresponding balance sheet amount was classified to legal contingencies) and another cost related to RSU's equivalent to $238 is still recognized in the Company's equity. The Company’s management, advised by its legal counsel, assessed, as of December 31, 2024, the likelihood of loss as probable. The Company is a party to a labor dispute filed in Ontario’s Superior Court of Justice on March 18, 2024. The Company’s management, advised by its legal counsel, assessed the likelihood of loss as probable, amounting to $2,200 as of December 31, 2024. Sigma Brazil is a party to certain civil lawsuits filed during 2024, amounting to $222. The Company’s management, advised by its legal counsel, assessed the likelihood of loss as probable. The Company did not have legal proceedings with a probable likelihood of loss as of December 31, 2023.

Additionally, the Company is a party to other proceedings classified by legal advisors as possible loss, therefore representing present obligations whose cash outflow is not probable. Thus, no provision has been made for any liabilities in these consolidated financial statements. The amounts are detailed below:

Nature	12/31/2024	12/31/2023
Regulatory	184	-
Civil (1)	8,831	138
Labor	701	497
	9,716	635

(1) Sigma Brazil is a party to arbitrations filed during the second half of 2024, amounting to $11,422 million, out of which $8,100 million is recognized in the Company's statement, as per note 14 (suppliers’ costs). The Company’s management, advised by its legal counsel, assessed the likelihood of loss as possible.

On March 18, 2024, the Company received an Initiation Letter of Arbitration by LG Group subsidiary, LG Energy Solution, Ltd. (“LG-ES“) from the International Centre for Dispute Resolution of the American Arbitration Association. LG-ES is alleging that Sigma Lithium is in breach of certain provisions in connection with the Term-Sheet dated October 5, 2021, relating to offtake arrangements for the purchase of lithium concentrate from the Company. The Term-Sheet was subject to, amongst other things, completion of the negotiation of definitive written agreements between the parties. The Company believes the claims are without merit. The legal counsel of the Company has formally attributed the probability of LG prevailing in this arbitration as possible. The amount involved is currently undetermined.

Accounting Policy

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated, If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Sigma Lithium Corporation

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

31.    Additional information on the cash flow statement

Seems all non-cash effects are presented below:

	2024	2023
Addition to property, plant, and equipment in exchange for:
Lease	3,181	4,872
Financing	-	3,761
Suppliers (1)	-	15,241
Related parties	223	-
Non-cash effects	3,404	23,874

(1) During the year ended December 31, 2024, the amount of $7,164 was paid.

32.    Subsequent Events

In March 2025, the Company entered into an export prepayment trade finance agreements with a financial institutions for a total amount of $30,176.

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